UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

04009710

February 27, 2004

Lawrence E. Wilson
Franklin, Cardwell & Jones
1001 McKinney
18th Floor
Houston, TX 77002

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/27/2004

Re: Safescript Pharmacies, Inc. (f/k/a RTIN Holdings, Inc.)
Incoming letter dated January 13, 2004

Dear Mr. Wilson:

This is in response to your letter dated January 13, 2004 concerning the shareholder proposal submitted to Safescript Pharmacies by Howard Carlin. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Howard Carlin
13150 Diamond Hill Road
Oak Hill, VA 20171-3060

921066

FRANKLIN, CARDWELL & JONES
A PROFESSIONAL CORPORATION

1001 MCKINNEY
18TH FLOOR
HOUSTON, TEXAS 77002

713.222.6025 TELEPHONE
713.222.0938 FACSIMILE

INTERNET:
http://www.fcj.com
e-mail: wilson@fcj.com

RECEIVED
2004 JAN 14 PM 5:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 13, 2004

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, Dc 20549

Re: Safescript Pharmacies, Inc. – Exclusion of Shareholder Proposal Submitted by Howard Carlin

Ladies and Gentlemen:

Safescript Pharmacies, Inc. (f/k/a RTIN Holdings, Inc. and referred to herein as the "Company") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to exclude a shareholder proposal (the "Carlin Proposal") submitted by Howard Carlin (the "Proponent") from the Company's proxy statement and form of proxy for the 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request confirmation that the staff of the Division of Corporate Finance (the "Staff") will not recommend enforcement action to the Commission if the Carlin Proposal is excluded as set forth in this letter.

In accordance with Rule 14a-8(j) under Section 14(a) of the Exchange Act, we have enclosed six (6) paper copies of this letter, the Carlin Proposal and the additional materials referred to herein. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent by mail.

Background

Proxy materials for the Company's 2003 Annual Meeting were originally distributed to shareholders on March 13, 2003 and correctly state that the deadline for submission of proposals for the 2004 Annual Meeting was November 13, 2003. After the close of business on November 13, 2003, the Company received via e-mail a proposal from Mr. Howard Carlin (the "Carlin Proposal"), which purported to be on behalf of himself and Mr. Foster Chandler as representatives of the Delphi RTIN Discussion Group of Shareholders (the "Delphi Group"). The Carlin Proposal was initially determined to be deficient in a number of respects, including the certification requirement regarding eligibility set forth in Rule 14a-8(b)(2) and the limitation of the number of proposals set forth in Rule 14a-8(c). The Company's counsel notified Mr. Carlin of the defects in the Carlin Proposal and allowed Mr. Carlin to submit a revised proposal within 14 days after receipt. Mr. Carlin received the Company's notice on December 13, 2003 as indicated both by the return receipt and confirming e-mail from Mr. Carlin. Mr. Carlin submitted a revised proposal to the Company's counsel by e-mail after the close of business on December 28, 2003, effectively arriving on December 29, 2003.

The Carlin Proposal

The Carlin Proposal would require the establishment of an Advisory Board comprised of between six and 10 members, none of whom may be employees or directors of the Company and at least one-third of whom would be named by the Delphi Group. The purpose of the Advisory Board is stated by the Proposal to be to provide input to management on operations, shareholder communications and marketing partner relationships from the perspective of the independent shareholders, market partners and users of the Company's products and services.

The Company's Position

We believe the Carlin Proposal may be excluded from the 2004 Proxy Materials pursuant to the following provisions:

Rule 14a-8(f) because the original Carlin Proposal was received after the deadline for shareholder proposals for the 2004 Annual Meeting and the corrected Carlin Proposal was received more than 14 days after the receipt of the Company's notification of defects in the original Carlin Proposal.

Rule 14a-8(i)(1) because it is improper under the laws of the State of Texas.

Rule 14a-8(i)(4) because it is designed to result in a benefit to the Proponent that is not shared by the other shareholders of the Company.

Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations.

The Carlin Proposal is Late and May be Excluded under Rule 14a-8(e) and Rule 14a-8(f)

Rule 14a-8(e) requires that shareholder proposals for a regularly scheduled meeting must be received at the principal executive office of the Company at least 120 days prior to the date on which the Company released its proxy statement in connection with the previous year's annual meeting. The proxy materials for the 2003 Annual Meeting were released on March 17, 2003 and the Company has not moved the date of its Annual Meeting for 2004 by more than 30 days. The deadline for submission of shareholder proposals for the 2004 Annual Meeting was, therefore, November 13, 2003, as published in the Company's proxy materials for the 2003 Annual Meeting. The original Carlin Proposal was received after the close of business on November 13, 2003 and should be treated as being received on November 14, 2003, one day after the expiration of the period for submission of shareholder proposals.

The corrected Carlin Proposal was received at the offices of the Company's counsel on Sunday, December 28, 2003. As a Sunday, the offices of the Company's counsel were closed and the corrected Carlin Proposal was not received by the Company until December 29, 2003. Rule 14a-8(f) permits corrected proposals to be submitted within 14 days after the receipt of the Company's notification of defects in the original submission. The corrected Carlin Proposal was, therefore, filed two days after the expiration of the correction period.

The Staff has consistently held that proposals received after the deadline provided by Rule 14a-8(e) are not timely filed and may properly be omitted from a company's proxy materials. *See, e.g.,* Actuant Corporation (avail. November 26, 2003); Nabors Industries, Inc. (avail. April 15, 2003); Viacom, Inc. (avail. March 10, 2003); El Paso Corporation (avail. March 3, 2003); Thomas Industries Inc. (avail. January 15, 2003); Wendy's International (avail. January 6, 2003); UGI Corporation (avail. November 20, 2002); Oracle Corporation (avail. August 22, 2202); and Sara Lee Corporation (available July 19, 2002). The deadline for receiving shareholder proposals is strictly interpreted. In *Viacom, Thomas Industries* and *Wendy's* the proposal was received one day late and in *Nabors Industries* the proposal was received before the filing deadline at a subsidiary but was not received at the executive offices of the issuer. The same considerations relating to the strict interpretation of the 120-day deadline should apply to the 14-day period for correction of defects. Since the original Carlin Proposal was received less than 120 days prior to the date that the proxy materials for the prior year were mailed, and the corrected Carlin Proposal was received after the expiration of the 14-day correction period it would be properly omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(e) and Rule 14a-8(f).

The Carlin Proposal is not a Proper Subject for Action by Shareholders under Texas law and May be Excluded under Rule 14a-8(i)(1)

Rule 14a-8(i)(1) states that a registrant may omit a shareowner proposal from its proxy materials if the proposal is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Thus, a proposal may be omitted if it seeks to mandate action on matters that, under state law, fall within the exclusive powers of a company's board of directors.

The Company is a Texas corporation subject to the Texas Business Corporation Act (the "TBCA"). Under the TBCA, the Board of Directors is solely responsible for establishing committees and for the Company's management, including the adoption of accounting and reporting policies. Article 2.36 of the TBCA provides in part:

> The board of directors, by resolution adopted by a majority of the full board of directors, may designate from among its members one or more committees, each of which shall be comprised of one or more of its members . . .

The Carlin Proposal purports to require that the Company's Board of Directors establish an Advisory Board for specified purposes. This does not constitute a request, a recommendation or a suggestion for the Board of Directors to consider and there is no precatory language in the

Carlin Proposal. Instead, it is a flat requirement for the Board of Directors to create an advisory body. Because the Carlin Proposal would require action, it constitutes a shareholder effort to regulate directly and in a mandatory manner those areas of the conduct of business that the TBCA law entrusts exclusively to the Board of Directors. As a mandate for director action, the Carlin Proposal is not within the power of shareholders and may be excluded.

This view is supported by the Commission. The Note to Rule 14a-8(i)(1) states in relevant part, "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." The Division of Corporation Finance Staff Legal Bulletin No. 14, dated July 13, 2001, echos this issue when it states in relevant part, under the heading "Substantive Issues,"

> When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1).

The Staff has previously granted no-action relief in connection with shareholder proposals that would require the Board of Directors to take specific actions that are not within the scope of the authority of shareholders to direct. *See e.g.* Longview Fibre Company (avail. December 10, 2003); Advocat, Inc. (avail. April 15, 2003); and American Electric Power Company, Inc. (avail. February 18, 2003).

The Carlin Proposal is Designed to Result in a Benefit to the Delphi Group which is not Shared by the Other Shareholders at Large and May be Excluded under Rule 14a-8(i)(4)

Almost all reported no-action positions of the Staff under Rule 14a-8(i)(4) involve shareholder proposals relating to redress of personal grievances in connection with disputes or litigation. Despite the dearth of authority, the Commission has long recognized that Rule 14a-8(i)(4) was also intended to prevent any shareholder from making proposals which, although it may benefit all shareholders at large, the Proponent would benefit in a way not shared by the other shareholders. *See e.g.* Dresdner RCM Global Strategic Income Fund, Inc. (avail. September 13, 2000) in which the proponent sought to be appointed as an investment advisor for funds managed by the issuer. In connection with Rule 14a-8(c)(4), the predecessor of Rule 14a-8(i)(4), the Commission stated that even proposals presented in broad terms to suggest that they are of interest to all shareholders may be omitted from the proxy materials when prompted by personal concerns. *See* Exchange Act Release No. 34-19135.

Under the express terms of the Carlin Proposal, the Delphi Group would be entitled to name "at least one third of the members" of the proposed Advisory Board. The Company has not received a filing by the Delphi Group pursuant to Section 13 of the Exchange Act and the records of the Company do not include any other notice of who is included in the Delphi Group or the number of shares that are owned by such members. Moreover, the Carlin Proposal does not require that the Delphi Group maintain their current membership or stock ownership (whatever it may be) or a minimum percentage ownership of stock issued by the Company. In the absence of some correlation between stock ownership of the Delphi Group and their representation on the proposed Advisory Board, the Delphi Group would be granted disproportionate influence over communication with the Board of Directors and receive a disproportionate benefit from the adoption of the Carlin Proposal.

The Carlin Proposal Deals with Ordinary Business Operations and May be Excluded under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) provides that a company may exclude a proposal if the proposal "deals with a matter relating to the company's ordinary business operations." The ordinary business exclusion rests on two key policy considerations stated by the Commission in Securities Act Release No. 34-40018: certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight and shareholders should not be permitted to micro-manage a company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Carlin Proposal seeks the establishment of an Advisory Board "to provide input to management for their consideration on operations, shareholder communications and marketing partner relationships from the perspective of the independent shareholders, market partners and users of the Company's products and services. Thus, the Carlin Proposal deals primarily with providing a means of communications between various stakeholders (note that the Carlin Proposal does not limit the members of the Advisory Board to shareholders of the Company and specifically anticipates the participation of market partners and users) and management. These areas of communications are the very essence of ordinary business operations and fundamental to the ability of management to run the Company on a day-to-day basis.

There is strong precedent that shareholder proposals addressing communications come within the ambit of ordinary business operations. *See e.g.,* Checkfree Corporation (avail. September 8, 2003); Converse Technology, Inc. (avail. September 8, 2003); Advanced Fibre Communications, Inc. (avail. March 10, 2003); and PeopleSoft, Inc. (avail. March 14, 2003). In the Staff Report titled "Review of the Proxy Process Regarding the Nomination and Election of Directors (July 15, 2003) the Staff noted that the shareholder proposals in *Advanced Fibre* and *PeopleSoft,* like the Carlin Proposal, were not limited to matters outside of the ordinary course of business. Here, the express purpose of the Advisory Board is to provide input on operations, shareholder communications, and market partner relationships

The Carlin Proposal is distinguishable from a line of SEC Staff no-action letters denying no-action relief under Rule 14a-8(i)(7) and its predecessor where the stockholder proposals explicitly concerned policy issues or matters before the Board of Directors rather than matters relating to ordinary business operations. For example, in TRW, Inc. (avail. February 12, 1990), the Staff denied no-action relief on a shareholder proposal to create an advisory panel noting that the proposal involved a panel representing the interests of shareholders on matters under consideration by the Board. In Exxon Corporation (avail. February 28, 1992), the Staff denied no-action relief on a shareholder proposal to create an advisory panel noting that the nature and scope of its communication would appear to not involving matters concerning the conduct of the Company's ordinary business operations. Both are distinguishable based on the purpose and content of the communication that the proposal seeks to create.

Conclusion

For the reasons set forth above, the Company respectfully requests the Staff to indicate that it will not recommend enforcement action to the Commission if the Carlin Proposal is omitted from the 2004 Proxy Materials. We presently anticipate that the 2004 Annual Meeting of Stockholders will be held on May 5, 2004 and that definitive proxy materials will be filed with the Commission on or about April 5, 2004, which is more than 80 days from the date hereof.

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (713) 222-6025 with any questions or comments regarding the foregoing.

Very truly yours,
FRANKLIN, CARDWELL & JONES

Lawrence E. Wilson

cc: Howard Carlin
13150 Diamond Hill Road
Oak Hill, VA 20171-3060

Safescript Pharmacies, Inc.
911 N.W. Loop 281
Suite 408
Longview, Texas 75604

Transactions/Safescript/2004 Stockholder Meeting/Shareholder Proposals/SEC Notice_20040109 (Carlin)

From: Rhonda Smith [rsmith@rtinholdings.com]
Sent: Thursday, November 13, 2003 5:44 PM
To: Larry Wilson
Subject: Proposals Pursuant to the Solicitation of Written Consents

I received this proposal from Howard Carlin and thought I should forward it to you as the corporate secretary.

Rhonda Smith
Director of Market Partner Support
911 W. Loop 281 STE 408
Longview, Tx 75604
Office 903-295-6800 ext 202
Fax 903-234-9777

-----Original Message-----
From: Howard Carlin [mailto:howard.carlin@noaa.gov]
Sent: Thursday, November 13, 2003 5:42 PM
To: rsmith@rtinholdings.com
Cc: howard-2002@att.net
Subject: Proposals Pursuant to the Solicitation of Written Consents

TO: Board of Directors of RTIN Holdings

The shareholders of the group we represent would like to make the following proposals for inclusion in the proxy material for the next annual meeting. The deadline for such proposals is today, November 13.

1. It is proposed that Donald M. Delanch be nominated as a candidate for the board of directors. (personal background details to be provided later)

2. It is proposed that all options granted by the company shall be expensed in accordance with FASB guidelines.

3. It is proposed that an Advisory Board be established within 30 days of the Shareholder Meeting. This Advisory Board shall be comprised of no less than 6 nor more than 10 members. None of the members shall be employees or directors of RTIN Holdings. At least one third of the members shall be named by the Delphi RTIN Discussion Group. The purpose of the Advisory Board is to provide input to management on operations, shareholder communications and marketing partner relationships from the perspective of the independent shareholders, marklet partners and users of the Safemed system. The purpose of the Advisory Board is to provide input to management for their consideration on operations, shareholder communications, marketing partner relationships, system enhancements, and any other subject as requested by RTIN management. Advisory Board members shall be compensated for any all expenses associated with their meetings and time.

4. It is proposed that the Board of Directors shall be comprised and organized with respect to independence of directors in strict compliance with both the spirit and the letter of Sarbanes-Oxley, to uphold and further improve the integrity of the company financial reports, executive compensation, etc. There shall be separate Audit and Compensation Committees, i.e., they shall not be comprised of the Board of Directors as a whole. Strict compliance in terms of qualifications for memebership on these committes, and independence from the corporation, shall be adhered to. Integrated financial accounting and reporting systems shall be implemented, to which all appropriate personnel have access, in particular, members of the Audit Committee. Formalized and well-documented accounting policies and procedures,

including robust internal controls surrounding the capture and reporting of financial data, shall be implemented. Open and candid dealings with the Company's outside auditors, reflecting the critical role they play in the ability of the markets, shareholders, the Board and the senior management to perform their functions, shall be implemented.

Thank you for your consideration.

Howard Carlin
Foster Chandler
Representing the Delphi RTIN Discussion Group of Shareholders

FRANKLIN, CARDWELL & JONES
A PROFESSIONAL CORPORATION

1001 MCKINNEY
18TH FLOOR
HOUSTON, TEXAS 77002

713.222.6025 TELEPHONE
713.222.0938 FACSIMILE

INTERNET:
http://www.fcj.com
e-mail: wilson@fcj.com

November 26, 2003

Mr. Howard Carlin
13150 Diamond Hill Road
Oak Hill, VA 20171-3060

Re: Shareholder Proposals for the 2004 Annual Meeting of Shareholders

Dear Mr. Carlin:

Your e-mail to Rhonda Smith of RTIN Holdings, Inc. (the "Company") has been forwarded to me for a response.

Please consider this letter to be a notice of certain procedural defects pursuant to Rule 14a-8 (copy enclosed for your reference) under Section 14 of the Securities Exchange of 1934, as amended. Even though the deadline for submission of proposals has passed, you will be allowed 14 days from the date you receive this letter to correct such defects (if they can be corrected) and resubmit your proposals. This letter is not a determination by the Company that your proposal is or is not eligible for inclusion in the Company's Proxy Materials for the 2004 Annual Meeting, only that it is not properly submitted for consideration under the applicable rules of the Securities Exchange Commission (SEC).

The following matters should be corrected and your proposal re-submitted within 14 days:

1. Your proposal should contain a written statement that you intend to continue to be the holder of common stock issued by the Company having a market value of at least $2,000 through the date of the 2004 Annual Meeting of Stockholders. (Question 2, paragraph 2)

2. Your proposal should be limited to matter. We note that your proposal purports to be submitted on behalf of a group of persons and you may each submit one proposal provided that each person meets the eligibility requirements. (Question 3)

We call your attention to Question 9, paragraph 8, which provides that the Company may exclude any proposal for the election of a specified person to the Board of Directors. The Company encourages nominations for directors by its stockholders and will consider such nominations upon receipt of complete biographical information and consent by the nominee for employers and business associates to provide relevant information about such individual.

We also call your attention to the requirement that either you or your representative must attend the 2004 Annual Meeting of Stockholders to present your proposal. Although failure to attend would not prevent the meeting from considering your proposal, it would permit the Company to exclude any proposal made by you for the next two (2) years.

Although this letter outlines certain defects in your proposal, the management of the Company welcomes the input of the stockholders and will review the proposal and determine whether it would be in the best interest of the Company and its shareholders to implement your proposal without submitting it to the stockholders at the Annual Meeting. Upon receipt of a corrected proposal, the Company will determine if your proposal is eligible for inclusion in the Proxy Materials for the 2004 Annual Meeting of Stockholders. If Company determines that your proposal is not eligible and will be excluded, the Company will file its reasons for exclusion with the SEC and forward a copy of the filing to you at least 80 days before it mails Proxy Materials to its stockholders. You are allowed (but not required) to submit a response as soon as possible after the Company's filing.

Thank you for your interest in and commitment to RTIN Holdings, Inc.

Very truly yours,
FRANKLIN, CARDWELL & JONES

Lawrence E. Wilson

cc: Curtis Swanson

Larry Wilson

From: Howard Carlin [howard-2002@att.net]
Sent: Sunday, December 14, 2003 12:22 PM
To: wilson@fcj.com
Subject: RTIN Shareholder Proposals

Dear Mr. Wilson:

This is to advise you that I received your letter regarding the shareholder proposals on Saturday, December 13. I had been out of town for a week and found the certified mail notice upon my return.

I want to thank you very much for your detailed reply and consideration of our proposals. I intend to respond to your concerns as stated within 14 days. May I ask two brief questions? First, you refer to various "Questions" which I assume are part of an SEC document? Could you give me an Internet link and/or perhaps email that document so I can see to what you are referring? Secondly, I believe that some words may have been omitted from the first sentence of item 2: "Your proposal should be limited to matter." That sentence as it stands is not clear.

Once again, we thank you and the company for consideration of shareholder concerns, all of which, let me assure you, have been submitted in the spirit of obtaining mutual benefit for the shareholders and the company. Should you desire to contact me by phone, I can be reached at (703) 793-7409.

Yours truly,

Howard Carlin

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Howard Carlin
13150 Diamond Hill Rd.
Oak Hill, VA
20171-3060

COMPLETE THIS SECTION ON DELIVERY

A. Received by *(Please Print Clearly)* Howard

B. Date of Delivery

RECEIVED

C. Signature

X Howard C.

☐ Agent
☐ Addressee

DEC 0 1 2003

D. Is delivery address different from item 1?
If YES

MAIL DATE CANCELED

USPTO MAIL CENTER

USPS OAK HILL BRANCH DEC 3 2003 HERNDON VA

3. Service Type
☑ Certified Mail ☑ Express Mail
☐ Registered ☑ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)*
7000 1670 0005 2377 5354

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

Larry Wilson

From: Howard Carlin [howard-2002@att.net]
Sent: Sunday, December 28, 2003 10:25 PM
To: wilson@fcj.com
Subject: Correction of Proposals Submitted to RTIN

Dear Mr. Wilson:

In accordance with your request, this is to certify that I intend to own at least $2000 worth of SafeScript Pharmacy stock through the date of the next Shareholders Meeting. In addition, I am submitting the following proposal, which is verbatim what I included in the original list of proposals:

It is proposed that an Advisory Board be established within 30 days of the Shareholder Meeting. This Advisory Board shall be comprised of no less than 6 nor more than 10 members. None of the members shall be employees or directors of RTIN Holdings. At least one third of the members shall be named by the Delphi RTIN Discussion Group. The purpose of the Advisory Board is to provide input to management on operations, shareholder communications and marketing partner relationships from the perspective of the independent shareholders, marklet partners and users of the Safemed system. The purpose of the Advisory Board is to provide input to management for their consideration on operations, shareholder communications, marketing partner relationships, system enhancements, and any other subject as requested by RTIN management. Advisory Board members shall be compensated for any all expenses associated with their meetings and time.

Yours truly,

Howard Carlin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safescript Pharmacies, Inc. (f/k/a RTIN Holdings, Inc.)
Incoming letter dated January 13, 2004

The proposal requests that an advisory board comprised of six to ten independent members be established within 30 days of the shareholder meeting to provide input to management on operations, shareholder communications, and marketing partner relationship.

There appears to be some basis for your view that Safescript Pharmacies may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. Rule 14a-8(c) permits a shareholder to submit no more than one proposal to a company for a particular shareholders' meeting. It appears that the proponent failed to provide this statement within 14 calendar days from the date the proponent received Safescript Pharmacies' request under 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if Safescript Pharmacies omits the proposal from its proxy materials in reliance on rules 14a-8(b), 14a-8(c), and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission of the first proposal upon which Safescript Pharmacies relies.

Sincerely,

Daniel Greenspan
Attorney-Advisor